Filed by Invitrogen Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.
Commission File No.: 001-04389

FOR IMMEDIATE RELEASE

INVITROGEN ANNOUNCES COMPLETION OF DETAILED INTEGRATION PLANS

RELATING TO APPLIED BIOSYSTEMS COMBINATION

COMPANY PROVIDES PREVIEW INTO THIRD QUARTER 2008 FINANCIAL RESULTS

AND UPDATES POST-MERGER 2009 GUIDANCE

Carlsbad, Calif. – October 9, 2008 – Invitrogen Corporation (NASDAQ:IVGN) today announced that the company has completed a significant milestone in the integration planning for the Applied Biosystems combination. The company has finalized the synergy targets by identifying specific actions and timing to achieve the synergies for all functions within the new company.

“The synergy work we’ve had underway for the last three months has led to a very comprehensive and robust plan that is now locked in by each operational area,” said Greg Lucier, Chairman and Chief Executive Officer of Invitrogen. “I am extremely pleased with the progress we are making. To have a week-by-week integration plan a full month before the expected close date and implementation of the plan puts us in a strong position to deliver the financial benefits of this merger.”

The company provided an update on the amount of synergies it expects to achieve in the first year after close. The original expectation for year one synergies was $60 million. The company now expects this synergy realization to be at least $80 million, mostly attributable to cost savings.

The higher amount of synergies, as well as a lower than expected share count of 179 million shares, will lead to higher earnings per share growth than originally anticipated. These positive benefits will be partially offset by recent fluctuations in currency exchange rates and an increase in the expected interest rate on the new debt. Given these changing factors, the company provided updated earnings per share guidance for fiscal year 2009, assuming today’s exchange rates and LIBOR rates, of at least $2.65 as compared to the original expectation of at least $2.60.

In addition to an update on 2009 financial expectations, the company provided a preview into preliminary 2008 third quarter financial results. Third quarter total revenue growth was in the mid-teens including several points of growth attributable to foreign currency exchange. Non-GAAP earnings per share grew more than twenty percent as a result of increased volume and continued operating margin expansion.

The company will provide more detailed financials after markets close on its previously scheduled announcement date of October 21st. The company will host a call immediately following this announcement, which will include operational and financial highlights for the quarter.

“Invitrogen is in a unique position, largely insulated, although clearly not immune, from economic turbulence and our end markets remain stable,” said David Hoffmeister, Chief Financial Officer of Invitrogen. “As it relates to the financing of the Applied Biosystems transaction, we are well situated with our syndication complete amongst a strong group of lenders.”

“While we continue to invest significant time and resources in our integration efforts, we are not taking our eye off our day-to-day business,” Lucier said. “We remain very operationally focused so that we can deliver on the promise of our combination with Applied Biosystems, and we’re gratified by the positive sentiment our shareholders have expressed regarding the short-term and long-term value of the deal.”

About Invitrogen

Invitrogen Corporation (NASDAQ: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology – placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.Invitrogen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus has been mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it will contain important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008, and from Applied Biosystems Inc. at: Applied Biosystems Inc., Attention: Investor Relations 850 Lincoln Center Drive, Foster City, CA 94404.

PARTICIPANTS IN THE SOLICITATION

Invitrogen their directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from: Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com.

Safe Harbor Statement

Certain statements contained in this press release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen’s intent that such statements be protected by the safe harbor created thereby. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Invitrogen and the combined company. Such forward looking statements include but are not limited to, statements relating to financial projections, including pro forma EPS projections; cost and revenue synergies; and efficiencies. A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the combined company, including expected synergies of the combined company and combined financial data. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: the failure to realize capital and operating expense synergies; the volatility of the financial markets; and other risks and uncertainties detailed from time to time in Invitrogen’s Securities and Exchange Commission filings

Contact Information:

Investor contact:

Amanda Clardy

(760) 476-7075

Amanda.clardy@invitrogen.com

Media contact:

Farnaz Khadem

(760) 603-7245

Farnaz.khadem@invitrogen.com

##End##